UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

BECKMAN COULTER, INC.

(Name of Subject Company)

DJANET ACQUISITION CORP.

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,540,586,458.22	$759,362.09

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 78,330,377 outstanding shares of common stock of Beckman Coulter, Inc. (“Beckman Coulter”), calculated on a fully diluted basis per information provided by Beckman Coulter, at a purchase price of $83.50 cash per share, as of February 11, 2011, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$759,362.09.	Filing Party:	Danaher Corporation and Djanet Acquisition Corp.
Form or Registration No.:	Schedule TO.	Date Filed:	February 15, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011, as amended on March 2, 2011, March 9, 2011 and March 23, 2011 and is filed by (i) Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), and (ii) Danaher. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Beckman Coulter, Inc., a Delaware corporation (“Beckman Coulter”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.	Terms of the Transaction

(a)(2)(ii) Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 12—“Purpose of the Offer; Plans for Beckman Coulter; Appraisal Rights” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph as the third paragraph of the subsection captioned “Appraisal Rights”:

“Pursuant to a settlement agreement in certain merger-related shareholder actions, if a short form merger under Section 253 of the DGCL is effected, stockholders will have an additional 30 days beyond the statutory period of 20 days, for a total of 50 days, to submit an appraisal demand to the surviving corporation. However, if a long form merger under Section 251 of the DGCL is effected, the statutorily prescribed period will continue to be the applicable time period for stockholders to submit such an appraisal demand.”

Item 11.	Additional Information

(a)(5) Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraphs as the fifth and sixth paragraphs of the subsection captioned “General”:

On March 23, 2011, Richard Cox filed a Verified Class Action Complaint in the Chancery Court of the State of Delaware, purportedly on behalf of the stockholders of Beckman Coulter, against Beckman Coulter, Beckman Coulter’s directors, Danaher, and Purchaser, alleging, among other things, that Beckman Coulter’s directors, aided and abetted by Danaher and Purchaser, breached their fiduciary duties owed to Beckman Coulter stockholders in connection with the proposed acquisition of Beckman Coulter by Danaher. The complaint seeks, among other things, to enjoin the defendants from completing the acquisition as currently contemplated. Danaher intends to take all appropriate actions to defend the lawsuit.

On April 14, 2011, the parties to the Consolidated Stockholder Derivative and Class Action Complaint filed by Willa Rosenbloom and New Jersey Carpenters Pension Fund on February 9, 2011 in the Superior Court of the State of California, County of Orange and to the Verified Class Action Complaint filed by Yuri Levin on February 23, 2011 in the Chancery Court of the State of Delaware entered into a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted therein. In connection with the MOU, Beckman Coulter agreed to make certain supplemental disclosures in the Schedule 14D-9. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from all claims arising out of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, upon which occurrence defendants will seek termination of any and all continuing shareholder actions in which the released claims are asserted.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Djanet Acquisition Corp.

By:	/s/ Robert S. Lutz
Name: Robert S. Lutz
Title: Vice President, Treasurer and Secretary

Danaher Corporation

By:	/s/ Robert S. Lutz
Name: Robet S. Lutz
Title: Senior Vice President — Chief Accounting Officer

Date: April 18, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 15, 2011.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated February 15, 2011.*

(a)(5)(A)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 7, 2011).*

(a)(5)(B)	Transcript of Investor Call held February 7, 2011 regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 8, 2011).*

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 9, 2011).*

(a)(5)(D)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011.*

(a)(5)(E)	Press Release issued by Danaher Corporation on March 22, 2011.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 6, 2011 among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 10, 2011).*

(d)(2)	Confidentiality Agreement dated as of November 16, 2010 between Beckman Coulter, Inc. and Danaher Corporation.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.